Royal Caribbean Cruises Ltd.

1050 Caribbean Way
Miami, Fl 33132.2096 USA
Tel: 305.539.6000
www.royalcaribbean.com

June 4, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC	20549-3561

CC: Doug Jones

RE:	Royal Caribbean Cruises Ltd.
Form 10-K for the year ended December 31, 2008

File No. 001-11884

Dear Mr. Shenk:

This letter indicates the responses of the registrant, Royal Caribbean Cruises Ltd. (referred to herein as the “Company”), to the comments of the staff set forth in your letter dated May 20, 2009 in relation to the Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), filed by the Company on February 24, 2009.

For your convenience, we have set forth below each of the staff’s comments to the Form 10-K followed in each case by the Company’s response.

Item 1. Business, page 1

Industry, page 4

1.	Please disclose the basis for your estimates indicated by “(1)” on this page.

Response:

Our estimates of the number of global cruise passengers, and the weighted-average supply of berths marketed globally and in North America are based on a combination of data that we obtain from various publicly available cruise industry trade information sources including Seatrade Insider and Cruise Line International Association. In addition, our estimates incorporate our own statistical analysis utilizing the same publicly available cruise industry data as a base.

We will disclose the basis of our estimates in future annual filings.

Royal Caribbean International

Celebrity Cruises

Item 7. Management’s Discussion and Analysis, page 31

Critical Accounting Policies, page 32

2.

It appears from your disclosures that derivative financial instruments are material to your operations and that there may be a certain amount of estimation associated with determining the related amounts. In this regard, please disclose the significant judgments, assumptions, and uncertainties associated with determining the fair values, along with the factors subject to estimation and variability, associated with the respective instruments employed. Also include factors considered significant in assessing and measuring the effectiveness of the respective instruments.

Response:

As disclosed in the notes to our financial statements, the fair values of our derivative instruments were measured using observable inputs other than quoted prices and include inputs for contract terms such as instrument maturity, as well as other inputs such as exchange rates, fuel types, fuel curves, interest rate yield curves, and creditworthiness of the counterparties, as applicable. These observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. As such, we believe that the estimates used to value our derivative financial instruments do not require a high degree of subjectivity or judgment on the part of management. Therefore, these estimates are not disclosed as a critical accounting policy.

Liquidity and Capital Resources, page 44

Sources and Uses of Cash, page 44

3.

Please tell us the circumstances associated with the settlements on your foreign currency forward contracts of $269.8 million and $59.4 million in 2008 and 2007, respectively, indicated in the second paragraph hereunder, and explain to us your accounting for these settlements.

Response:

We received settlements on our foreign currency forward contracts in 2008 and 2007 as follows:

(Amounts in millions)
	2008	2007

Foreign currency forward contracts designated as hedges of ship construction payments:
Settled at maturity	$115.4	$19.3
Early settlements	147.8	38.8

Foreign currency forward contracts not designated as hedges	6.6	1.3

	$ 269.8	$ 59.4

We accounted for the settlement of foreign currency forward contracts by recording the cash received and removing the fair value of the instrument from our balance sheet.

We chose to terminate certain foreign currency forward contracts before maturity because they either no longer qualified for hedge accounting or to minimize ineffectiveness. These terminated contracts are referred to as “Early settlements” in the table above. As disclosed in our financial statements, if it is determined that a derivative is not highly effective as a hedge or hedge accounting is discontinued, any change in fair value of the derivative since the last date at which it was determined to be effective is recognized in earnings.

We entered into certain foreign currency forward contracts to hedge against the risk of foreign currency fluctuations but did not designate these contracts as hedges under FAS 133 since the underlying exposure was short term or they did not qualify for hedge accounting. These instruments were marked-to-market and the gain on their settlement was recorded within other income in our consolidated statements of operations.

Contractual Obligations and Off-Balance Sheet Arrangements, page 45

4.

You disclose in footnote 1 to the contractual obligations table that the amounts exclude interest because a significant portion of your debt is variable rate. It appears to us that 43% of your debt outstanding at December 31, 2008 is fixed rate debt. Although fixed rate debt may be subject to an interest rate swap arrangement for variable rate interest that impacts the overall net amount of cash flows associated with the fixed rate debt, it appears to us that payment of scheduled fixed rate interest is still relevant to the holders of the fixed rate debt. Accordingly, we believe, at a minimum, that you should include in the table the scheduled interest associated with fixed rate debt. We also believe that it would be meaningful to include in the table interest associated with outstanding debt subject to variable rates of interest, with disclosure of the basis of the amounts so included. In the event that interest for debt subject to variable rates is excluded, please disclose (i) the amount of outstanding debt subject to variable rate interest at the date of the latest period presented for which interest has been excluded, (ii) the associated weighted average variable interest rate of such debt, (iii) the significant contractual terms of such debt, and (iv) any other additional information that is material to an understanding of the future cash flows of such debt.

Response:

We will include disclosures in our future filings of interest payments associated with our fixed-rate and variable-rate debt.

Funding Sources, page 46

5.

It appears to us the implication from the disclosure in the second paragraph hereunder is that the working capital deficit is due to customer deposit liabilities. When you receive cash for customer deposits received on sales of cruises collected in advance of sailing, you have cash in hand with an equal amount of deferred revenue, which together do not create a working capital deficiency as both assets and liabilities are increased. Rather, it appears that your working capital deficit may be due to your use of cash from customer deposits for other operating and investing and financing commitments. Please revise this disclosure as appropriate to discuss the reasons for the deficit.

Response:

As do most other cruise lines, we use cash from customer deposits to fund operating, investing and financing activities. This is one reason why we have historically operated with a working capital deficit. Although we are contractually obligated to refund deposits for cancellations made prior to sailings, most deposits collected are not refunded and deposits from new bookings are continuously collected. We have clarified this disclosure in our Form 10-Q for the first quarter of 2009.

Notes to the Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Property and Equipment, page F-8

6.

Please tell us and expand your disclosure to provide a detailed description of the types of costs included in deferred drydocking costs. Describe for us and in your disclosure how you distinguish between costs that are expensed as incurred as repair and maintenance and costs that are deferred as drydocking costs. Additionally, provide us with and, to the extent material, present in your filings a roll-forward of the beginning and ending balance of your deferred drydocking costs that includes the amounts of periodic deferrals and amounts amortized. Please also tell us where you classify drydocking expenditures on your statements of cash flows.

Response:

In order for our cruise ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships, they are required to be certified by a classification society. To be deemed in “Class”, the condition of our vessels’ hull, structures, machinery, and equipment must conform to various regulatory operational guidelines such as those found within the International Maritime Organization (IMO), International Convention for the Safety of Life at Sea (SOLAS) and the International Convention for the Prevention of Pollution from Ships (MARPOL) standards. Compliance with these standards is monitored by experts from these societies through physical surveys of our vessels. Some of these surveys involve complex inspections and maintenance which cannot be performed while the vessel is in service and, as such, are done during drydock as a planned major maintenance activity (PMMA). These drydocks are significant events that are planned in advance and performed at specified time intervals as required by the societies’ standards.

We perform a detailed analysis of the various activities performed for each drydock and defer those costs that are directly related to the PMMA necessary to maintain Class. These drydock costs are amortized using a straight-line method over the estimated benefit period which is the period until the next scheduled drydock. The amortization time span ranges between thirty and sixty months based on the vessel’s age as required by Class.

Only those PMMA costs incurred during these scheduled drydocks that are necessary to maintain Class are deferred. The significant deferred drydock costs are as follows:

•	Hauling and wharfage services provided by the drydock facility
•	Hull inspection and related activities (e.g. scraping, pressure cleaning, bottom painting), maintenance to steering propulsion, stabilizers, thruster equipment and ballast tanks

•	Drydock related port services such as tugs, pilotage and line handling at the drydock facility
•	Freight associated with the items mentioned above

During a drydock various activities take place to take advantage of the ship being out of service. Costs incurred during these drydocks that are not associated with the PMMA to maintain Class, such as routine replacement of minor parts, routine servicing or inspection of our vessels and other costs associated with vessel refurbishments are expensed as incurred. Examples of these costs include:

•	Refurbishment of any onboard areas (e.g. galley, staterooms, theaters, bars, pool areas)
•	Crew related expenses (e.g. payroll, benefits, travel)
•	Fuel costs incurred during the drydock and repositioning of the vessel to and from the drydock facility
•	Engine and Generator overhauls and repairs
•	Boiler overhauls and repairs
•	Refrigeration overhauls and repairs
•	Air conditioning & heat recovery systems overhauls and repairs
•	Tools purchased and used during a drydock

We will expand our disclosure in future filings to provide additional detail of the types of costs included in our deferred drydocking costs, and how these are distinguished from costs that are expensed as incurred.

The following is a roll-forward of our deferred drydock for the year ended December 31, 2008.

(Amounts in Millions)

Description	January ’08 Beginning Balance	Periodic Deferral / Additions	Amortization	December ’08 Ending Balance

Deferred Drydock Costs	$38.2	$33.0	($27.1)	$44.1

The deferred drydock costs reported as assets in our balance sheet was approximately 0.27% of our total assets as of December 31, 2008. Accordingly, we believe that the deferred drydock cost amounts are insignificant to our financial statements.

Our drydock expenditures are classified within the operating activities section of our statements of cash flows.

Note 8. Long-Term Debt, page F-16

7.	Please specify the full actual interest rate on debt outstanding at the end of each year presented that is based on LIBOR or other rate that varies.

Response:

We will include disclosures in our future annual filings of the full actual interest rate on debt outstanding at the end of each year presented that is based on LIBOR or other rate that varies.

8.

We note your disclosure that under certain of your agreements the contractual interest rate and commitment fee vary with your debt rating, and that your debt rating has changed. Please disclose the effect this has had on your interest rate, interest expense and commitment fee.

Response:

The credit downgrade in 2008 increased our 2008 interest expense by approximately $2.6 million which we believe is immaterial to our financial statements. In future filings, to the extent material, we will disclose the impact of any credit downgrade.

Note 10. Stock-Based Employee Compensation, page F-17

9.	Please tell us and disclose the basis for the change in the forfeiture rate assumption and what the assumption was before and after the change.

Response:

Upon the adoption of FAS 123R during the first quarter of 2006, management analyzed its historical forfeiture activity to arrive at an estimated forfeiture rate of 4% for stock option awards and 8.5% for restricted stock units (“RSU”) awards. We applied these rates for all outstanding option and RSU grants from the first quarter of 2006 through the first quarter of 2008. Consistent with the Company’s practice of continuously evaluating the appropriateness of our accounting estimates, we analyzed our historical forfeiture rates and revised our estimated forfeiture rate assumption during the second quarter of 2008 to 20% for both stock option and RSU awards. The increased forfeiture rate reflects changes in employee retention rates coupled with decreases in our stock’s price.

We will disclose the basis for changes in the forfeiture rate in future filings.

10.	Please tell us and disclose where stock-based compensation is reported in your statements of cash flows. Consider presenting such separately therein.

Response:

Stock-based compensation is within the operating activities section of our statements of cash flows. We will disclose in future filings where stock-based compensation is reported in the statement of cash flows and will present this item separately if it is material.

11.	Please disclose information in regard to options expected to vest and fully vested options (to the extent different from options exercisable) pursuant to paragraph A240d of FAS 123R.

Response:

As requested, we will disclose the information required under paragraph A240d of FAS 123R in our future annual filings.

Note 14. Derivatives, page F-20

12.

Given the magnitude of your derivatives, and for greater transparency and understanding of your derivatives to investors, please consider disclosing the specific methodology used to test hedge effectiveness for each type hedge employed. In so doing, clearly describe the basis upon how effectiveness/ineffectiveness is determined.

Response:

We will expand our disclosure in future filings to provide additional information regarding the methodology used in testing hedge effectiveness and the basis upon how effectiveness/ineffectiveness is determined.

Note 16. Commitments and Contingencies

Litigation, page F-23

13.	We note your disclosure of the nature of litigation against you. We believe this disclosure could be improved and made more meaningful by including disclosure of amounts sought.

Response:

Although the Company believes that disclosure of amounts sought in disclosed litigation is meaningful in certain cases, the Company does not believe that disclosure beyond what is currently provided in Note 16 would be appropriate. In these particular cases, the amounts are either unspecified, they are aggregated with amounts being sought of other named co-defendants or they are sufficiently excessive or based on sufficiently questionable assumptions that disclosure would not be meaningful. In addition, we believe our current disclosures meet the requirements of paragraph ten of FAS 5.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice

Brian J. Rice

Executive Vice President and

Chief Financial Officer